UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wayfair Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

94419L101

(CUSIP Number)

Great Hill Partners, L.P.

Attn: John S. Dwyer

200 Clarendon Street, 29th Floor,

Boston, MA 02116
(617) 790-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94419L101	13D	Page 1 of 13 pages

1		Names of Reporting Persons Great Hill Investors, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,008
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,008
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,008
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) Less than 0.1%
14		Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 94419L101	13D	Page 2 of 13 pages

1		Names of Reporting Persons Great Hill Equity Partners VII, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 483,833
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 483,833
11		Aggregate Amount Beneficially Owned by Each Reporting Person 483,833
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.7%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 3 of 13 pages

1		Names of Reporting Persons Great Hill Equity Partners VII-Pref, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 154,122
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 154,122
11		Aggregate Amount Beneficially Owned by Each Reporting Person 154,122
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.2%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 4 of 13 pages

1		Names of Reporting Persons Great Hill Equity Partners VII PV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,191
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,191
11		Aggregate Amount Beneficially Owned by Each Reporting Person 65,191
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.1%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 5 of 13 pages

1		Names of Reporting Persons Great Hill Equity Partners VII-Pref PV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 124,356
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,356
11		Aggregate Amount Beneficially Owned by Each Reporting Person 124,356
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.2%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 6 of 13 pages

1		Names of Reporting Persons GHEP VII Aggregator, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,490,182
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,490,182
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,490,182
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 4.6%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 7 of 13 pages

1		Names of Reporting Persons Great Hill Partners GP VII, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,317,684
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,317,684
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,317,684
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 5.7%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 8 of 13 pages

1		Names of Reporting Persons GHP VII, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,317,684
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,317,684
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,317,684
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 5.7%
14		Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 94419L101	13D	Page 9 of 13 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 17, 2020 (as amended to date, the “Schedule 13D”) relating to the Class A common stock (the “Common Stock”) of Wayfair Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.           Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The 10b5-1 Plan

On November 30, 2020, GHI and the GHEP Entities entered into a 10b5-1 plan (the “10b5-1 Plan”), pursuant to which GHI and the GHEP Entities may distribute all of the Common Stock owned by them or issuable to them upon conversion of the Notes. The amount and timing of such distributions, if any, may vary and will be determined based on market conditions, including the market price of the Common Stock, as well as other factors. The 10b5-1 Plan may be modified, suspended or terminated at any time without notice.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is filed as Exhibit 4 to this Schedule 13D and incorporated by reference herein.

Item 5.         Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 72,811,806 shares of Common Stock outstanding as of October 27, 2020:

CUSIP No. 94419L101	13D	Page 10 of 13 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Great Hill Investors, LLC	2,008	*	2,008	0	2,008	0
Great Hill Equity Partners VII, L.P.	483,833	0.7%	0	483,833	0	483,833
Great Hill Equity Partners VII-Pref, L.P.	154,122	0.2%	0	154,122	0	154,122
Great Hill Equity Partners VII PV, L.P.	65,191	0.1%	0	65,191	0	65,191
Great Hill Equity Partners VII-Pref PV, L.P.	124,356	0.2%	0	124,356	0	124,356
GHEP VII Aggregator, L.P.	3,490,182	4.6%	0	3,490,182	0	3,490,182
Great Hill Partners GP VII, L.P.	4,317,684	5.7%	0	4,317,684	0	4,317,684
GHP VII, LLC	4,317,684	5.7%	0	4,317,684	0	4,317,684

* Less than 0.1%

GHI is the record holder of 2,008 shares of Common Stock. GHEP VII is the record holder of 483,833 shares of Common Stock. GHEP VII-Pref is the record holder of 154,122 shares of Common Stock. GHEP VII PV is the record holder of 65,191 shares of Common Stock. GHEP VII-Pref PV is the record holder of 124,356 shares of Common Stock. GHEP VII Aggregator, as the record holder of the Notes, may be deemed to be the beneficial owner of 3,490,182 shares of Common Stock issuable upon conversion of the Notes.

GHP VII is the general partner of GHP GP VII, which is the general partner of each of the GHEP Entities. Christopher S. Gaffney, Michael A. Kumin, Mark D. Taber, and Matthew T. Vettel (together, the “GHP VII Managing Members”), are the managers of GHP VII. The GHP VII Managing Members and John G. Hayes (together, the “GHI Managing Members”), are the managers of GHI. As such, each of the GHP VII Managing Members, GHP VII and GHP GP VII may be deemed to share beneficial ownership of the securities held of record by each of the GHEP Entities, and the GHI Managing Members may be deemed to beneficially own the securities held of record by GHI. Each of these individuals, GHP VII and GHP GP VII disclaims beneficial ownership of any such securities, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of such securities for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

(c)           During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)           None.

(e)                                  Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the 10b5-1 Plan and is incorporated herein by reference. A copy of the 10b5-1 Plan is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such

CUSIP No. 94419L101	13D	Page 11 of 13 pages

securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Materials to be Filed as Exhibits

Exhibit Number	Description
4	10b5-1 Plan, dated November 30, 2020

CUSIP No. 94419L101	13D	Page 12 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      December 2, 2020

GREAT HILL INVESTORS, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GREAT HILL EQUITY PARTNERS VII, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GREAT HILL EQUITY PARTNERS VII-PREF, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GREAT HILL EQUITY PARTNERS VII PV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GREAT HILL EQUITY PARTNERS VII-PREF PV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

CUSIP No. 94419L101	13D	Page 13 of 13 pages

GHEP VII AGGREGATOR, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GREAT HILL PARTNERS GP VII, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GHP VII, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory